Expense Limitation Agreement

To: Bluerock High Income Institutional Credit Fund

c/o ALPS Fund Services, Inc.

1290 Broadway, Suite 1100,

Denver, CO 80203

Dear Board Members:

You have engaged Bluerock Credit Fund Advisor, LLC (the “Advisor”) to act as the investment adviser to the Bluerock High Income Institutional Credit Fund (the "Fund"), pursuant to a Management Agreement dated as of March 3, 2022.

Effective from the date the Fund’s registration is effective until January 31, 2024 (the “Initial Term”), we agree to waive the base management fees and/or reimburse the Fund for ordinary operating expenses the Fund incurs but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any incentive fee, taxes, interest, brokerage commissions, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth per share class in Appendix A attached hereto.  For the avoidance of doubt, acquired fund fees and expenses are not operating costs and there excluded from the expense limitations.

Following the Initial Term, this Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund and by the Advisor.  Furthermore, this Expense Limitation Agreement may not be terminated by the Advisor but may be terminated by the Fund's Board of Trustees, on written notice to the Advisor. This Expense Limitation Agreement will terminate automatically if the Management Agreement is terminated with such termination effective upon the effective date of the Management Agreement's termination (except that the Advisor shall maintain its right to repayment as described below if the termination of Management Agreement is caused by a change in control of the Advisor).  This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by the Advisor is subject to repayment by the Fund within the three years following the date the waiver or reimbursement occurred (provided the Advisor continues to serve as investment adviser to the Fund), if the Fund is able to make the repayment without exceeding the expense limitation then in effect or in effect at the time of the waiver and the repayment is approved by the Board of Trustees.

Sincerely,

Bluerock CREDIT Fund Advisor, LLC

By:	/s/ Jason Emala
Name:	Jason Emala
Title:	Chief Legal Officer
Date:	March 3, 2022

ACCEPTANCE: This Expense Limitation Agreement is hereby accepted.

Bluerock High Income Institutional Credit Fund

By:	/s/ Jordan Ruddy
Name:	Jordan Ruddy
Title:	President
Date:	March 3, 2022

Expense Limitation Agreement

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
Bluerock High Income Institutional Credit Fund – Class A	2.60%
Bluerock High Income Institutional Credit Fund – Class C	3.35%
Bluerock High Income Institutional Credit Fund – Class F	1.75%
Bluerock High Income Institutional Credit Fund – Class I	2.35%